UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10 - SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

eCom Corporation
(Name of Small Business Issuer in its charter)

Nevada	88-0406874
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1617 Cimarron Crest, Las Vegas, Nevada	89144
(Address of principal executive offices)	(zip code)

Issuer's telephone number: (702) 876-5956

Securities to be registered under section 12(b) of the Act:
Title of Each to be so registered	Name on each Exchange on which each class is to be registered
_____________________________________________	_______________________________________________

Securities to be registered under section 12(g) of the Act:
Common Stock, $.001 par value per share, 20,000,000 shares authorized, 3,437,450 issued and outstanding as of March 31, 1999.

Part I

Item 1. Description of Business

A. Business Development and Summary

eCom Corporation, hereinafter referred to as the "Company" or "eCom", was organized by the filing of articles of incorporation with the Secretary of State of the State of Nevada on October 6, 1998. The articles of the Company authorized the issuance of twenty million (20,000,000) shares of Common Stock at a par value of $0.001 per share.

The Company is a developmental stage company with a principal business objective to provide reliable and cost efficient business Internet connectivity in the form of "website packages" for the business-to-business sector to use as rewards, coupons, or rebates. The Company's focus will be to provide reliable and cost efficient Internet connectivity and other enhanced, easy-to-use Internet services for small- to medium-sized businesses. The growth of the Internet has accelerated the price sensitivity and commodity nature of this market. Industry analysts expect the size of the online market segment to grow rapidly as businesses increase their use of the Internet as a business marketing tool.

Marketing services as offered by the Company include the various components critical to a website's success; marketing in search engines with gateway sites, the utilization of metatags and creation of reciprocating links between websites. Additionally, the Company intends on marketing via e-mail with opt-in email lists -for example, the creation of a form for our clients to have on their websites which enables the end user to complete and send to the marketing department to be included on future mailings. Marketing via satellite sites- separate websites for each of core service area. eCom assists clients in executing these services as well as providing marketing assistance in the integration of traditional media types.

The Company plans to offer packages to business-to-business marketers who then may distribute the packages in the form of rebates, coupons and rewards. This distribution program will work much like the airlines and their partnerships with long distance companies (another highly commoditized area). This helps off-set two of the primary difficulties of advertising a technology product - distribution and complex message. The distribution component seeks to utilize the relationships of the eCom package customers to build eCom's total customer account base. The package customers will purchase these internet monthly website packages to give them a boost in their own competitive environment whether it is printing, advertising sales, travel companies, pharmaceutical sales, etc. Additionally, this approach blends into serving the web designer market. The typical web designer manages from 3 to 50 accounts. By creating a package that is easy to buy, the web designer can concentrate on selling their creative services. The Company seeks to solve the complex message problem by using a "website packaging" approach, which uses the package client to pass along the rewards, coupons or rebates to their customers - explaining the product as required. eCom intends to provide the necessary marketing collateral for each package client to help present the program.

The Company believes that small and medium sized businesses represent an attractive target market for the provision of Internet services and website hosting due to this market's low current penetration levels and customer churn rates, and the expanding Internet needs of these businesses. Churn rate refers to the rate or frequency at which customers tend to switch service providers. Large ISP's do not generally have customers visiting their local office and can not generally commit a high-level of support to their customers. The Company believes that it can offer a more intimate level of service to is local clients by virtue of its focused market niche and commitment to service quality.

Small and medium-sized businesses also typically require hands-on local support and highly reliable turn-key solutions for mission critical applications because of their limited internal technical resources. eCom's management believes that its untapped form of business-to-business incentives will help to build the Company's client base and give the Company a base to then cross-sell additional services such as statistics reports, search engine indexing, banner marketing, link programs and web marketing.

eCom believes it has a competitive advantage in serving small and medium sized business customers - primarily located in Nevada - through a combination of technical competency, hands-on support, and entrepreneurial culture that the larger national ISPs are unable to provide. The Company plans on hopes to build its customer base by: (i) offering its customers a high-speed, highly reliable Internet service at a fraction of the costs generally lower than other ISPs charge; (ii) through partnering and providing superior customer service and pricing to other local website developers and Internet providers that do not currently have the web server and other Internet infrastructure in place that eCom will have; (iii) through the development of its "website package" program and (iv) through strategic acquisitions of other local and regional ISPs with a similar customer focus as eCom. The Company is marketing focused. It principal officer has a traditional media marketing background and is familiar with the needs of small business. While there can be no guarantee that this experience is sufficient to successfully attract customers, it is one element the Company hopes will facilitate its near and long-term growth.

  The goal of the Company is to become a dominant, full-service regional provider (Nevada initially) of Internet connectivity and enhanced Internet services to small and medium sized businesses. Key elements of the Company's strategy are to: (i) consolidate the independent ISP industry in Nevada by acquiring additional local and regional ISPs focused on the Company's target market; (ii) integrate the operations of its ISPs focused on the operational economies of scale by leveraging its infrastructure and support services; (iii) develop and offer additional high-margin enhanced services to increase revenues from existing and future customers; and (iv) build customer loyalty and gain market share by expanding the Company's local technical, distribution and service capabilities and establishing eCom's regional brand name recognition.

eCom owns and operates a Nevada-based, regional network and Internet server, providing a high bandwidth, highly reliable data transmission path connecting eCom's customers to the Internet.

To date the Company has accomplished the following: implementation of Webtrends for statistics tracking, web server monitoring and link analysis; implementation of Cart32 software for shopping carts; implementation of FileMaker Pro for our database marketing for clients; implementation of RealServer for streaming and playback of video. All of the anticipated programs needed have been procured and no major program expansion is needed at this time. The timeline for any new programs or developments, should a need arise in the future, will be assessed after the Company's shareholder meeting on October 8th, 1999.

Security authorization, including data breaches and network hacks have been addressed via firewall software which helps prevents unwanted access. No system is foolproof however, and the Company shall continue to pursue and implement technologies which improve security measures.

The Company intends on registering its securities in order to facilitate the raising of private capital in future offerings so as to expand the Company as warranted. The Company expects to undertake private placement(s) so as to fund its present and future growth.

 B. Business of Issuer

(1) Principal Products and Services and Principal Markets

Overview

eCom has a principal business objective to provide reliable and cost efficient business Internet connectivity in the form of "website packages" for the business-to-business sector to use as rewards, coupons, or rebates. The Company's focus will be to provide reliable and cost efficient Internet connectivity and other enhanced, easy-to-use Internet services for small- to medium-sized businesses. The growth of the Internet has accelerated the price sensitivity and commodity nature of this market. Industry analysts expect the size of the online market segment to grow rapidly as businesses increase their use of the Internet as a business marketing tool.

In addition, the Company seeks to become a leading Internet service provider ("ISP") that will host business websites for a monthly fee.

The Company plans on focusing its market particularly with the State of Nevada, and its business enterprises. The Company hopes to utilize its ties with the community and the Las Vegas Chamber of Commerce so as to increase its local visibility. Marketing efforts are expected to include promotional tie-ins as well as radio and print media advertising. Additionally, the Company intends on securing a number of websites to cross-market its services though there is no assurance that the Company will be successful in so doing.

  The Company currently offers the following products and services to its customers:

1. The Company currently offers packages of web sites to business-to-business marketers who then may distribute their purchased sites in the form of rebates, coupons and rewards. This distribution program works much like the airlines in their partnerships with long distance companies. Management believes that this helps off-set two of the primary difficulties of advertising a technology product - distribution and complex message. The distribution component seeks to utilize the relationships of eCom package customers to build eCom's customer base. Management believes that the Company's package customers will purchase these internet monthly web site packages to give them a boost in their own competitive environment whether it is printing, advertising sales, travel companies, pharmaceutical sales, etc.

2. Providing businesses with free web site hosting and then cross-selling or up-selling web site and related marketing services is another service the Company plans to offer. The Company believes that this approach will bring ubiquity, speed to market, predatory and competitive pricing and placing so as to place eCom as a value player to the customer and out of in what management believes is a commodity driven internet-only realm. The Company gives away free sites so as to secure the business and the capacity to cross-sell additional services- link service, satellite sites, commerce activity, response forms, template sites and other product and services for which we charge fees. While the Company has determined that this may be an optimal strategy, there can be no guarantee that the Company will in fact succeed in implementing such a strategy.

3. Finally, the Company believes that its above products and services will blend into serving the web designer market. The Company believes that the typical web designer manages from 3 to 50 accounts. By creating a package that is easy to buy, the Company believes that a web designer can concentrate on selling their own individual creative services. The complex message component the Company seeks to solve by using its "web site packaging" approach, is done by using the package client of the Company to pass along these rewards, coupons or rebates to their customers - explaining it along the way. eCom will then provide the necessary marketing collateral for each package client to help present the program.

The Company utilizes the services iBill, a payment processing service, for processing credit card payments.

From the start of operations, compensation the Company's principal officer, Mr. Bert Blevins, has been receiving is limited to a key-man insurance policy for $50,000 and life insurance for family. Mr. Blevins intends on accepting direct remuneration for services only after the Company begins to generate a reasonable profit when or if the Company is successful in generating profit. Mr. Blevins presently commits approximately 25% of his work day to the operations of eCom Corporation.

eCom Strategy

The principal components of the Company's strategy are as follows:

Rapidly Expand its Customer Base.

eCom believes that a key to success in the competitive ISP market is to expand its customer base as rapidly as possible to establish a revenue base, thereby enhancing its ability to enter into favorable arrangements with affinity marketing partners and providers of content, network access and software enhancements. To accomplish this, the Company plans to devote significant effort and much of its limited financial resources on sales and marketing. The Company plans to utilize print advertising in major computer magazines, develop radio advertising, seek to establish an affinity marketing program, develop a presence at national, regional and local trade shows and offer economic incentives to customers who refer new clients. The Company plans to establish a door to door sales force. similar to the model of MCI Direct back in 1995. The Company believes that this traveling sales force will canvass the Las Vegas business community in targeted areas to sign-up new subscribers. The Company's management believes that MCI & Frontier Communications both used this approach to rapidly increase their market share of business long distance service. Also, the Company believes that a team of part-time employees will handle in-bound calls and order fulfillment during its start-up stage. The Company intends to set-up each account and give a confirmation to all affected parties. Invoices will be sent out monthly and clearly identify what services have been performed.

Retain the Company's Existing Customers.

The Company believes that the sales, marketing and other costs to the Company of acquiring new customers are substantial relative to the monthly fee derived from such customers. Accordingly, the Company believes that its long-term success largely depends on maintaining customer satisfaction with its services. Therefore, eCom plans to devote resources to enhancing its network operations capability, its web site and its service offerings. In addition, the Company plans to expand its technical support staff and enhance the staff's effectiveness by providing software tools that can assist it in identifying and solving customer problems.

Develop Additional Service Offerings.

eCom believes that the introduction of additional service offerings can serve not only to expand and maintain its customer base, but also enhance revenues. Management of the Company believes that small and medium sized businesses are purchasing an increasing number of enhanced products and services as these businesses deploy mission critical applications on the Internet. As a result, the Company believes that it will be able to derive incremental revenue from these customers by selling an expanding array of enhanced services and additional bandwidth to support these services. Accordingly, the Company intends to introduce a variety of services for business consumers, including enhanced business web sites, web site marketing packages, and performance enhancing packages.

Consolidation Through Acquisitions.

The Company believes that there are numerous opportunities to deepen and broaden its market presence and to expand its strength by acquiring or making significant investments in other business-focused ISPs. Management believes that ISPs may be attracted to the benefits of consolidation, due to the increasing competitive pressures in the ISP market. In addition, the Company believes that these acquisitions, if successful, will result in synergistic opportunities, and may increase the Company's revenue and income growth. No specific acquisition candidates have been identified, however, and no assurance can be given that any transactions will be effected, or if effected, will be successful.

Barriers to Entry

It must be noted that barriers to entry for the Company are quite significant. The market offers substantial competition from other companies offering similar products and services. These major companies include but are not limited to:  Access Nevada, Verio, ValueWeb, InterLand, and Las Vegas Internet.  While there can be no guarantee that that the Company will successfully compete in such a market, the Company believes that it has the requisite resources. Monetary barriers to entry include the cost of technical assistance, design engineers, and other persons as well as the cost of band-width or the actual space on the internet controlled by the Company. The Company believes that its strategy as outlined herein is sufficient to successfully service it geographical and market niche. Notwithstanding such a belief, the Company faces significant risk in not being able to surmount known and unknown barriers to entry and unforeseen events or circumstances. (See Risk Factors.)

(2) Distribution Methods of the Products or Services

General

The Company currently provides business Internet connectivity and enhanced Internet services in package form or at a premium to individual buyers (its "customers"). The Company's goal is to first bring a customer's web site on to its eCom servers and then cross-sell or up-sell them with marketing services.

Example packages to business-to-business purchasers are as follows: (i) 10 @ $20 = $200 for a 6 month contract; (ii) 25 @ $14 = $350 for a 12 month contract; and (iii) 5 @ $25 = $125 for a 3 month contract. However, customer pricing is also negotiated on a per contract basis. Additionally, the Company's prices vary depending on market demand and client needs.

Upon purchase of each package, eCom's clients receive pre-printed numeric sequenced rebate slips for inclusion in monthly statements or for sales representative distribution. This is accompanied with a packet on the program and how to implement it. All web site packages come with a full unconditional money back guarantee for unsatisfactory service. This does not allow, however, a client company to trade back in unused numeric certificates. If eCom's customer's client is not satisfied with eCom's web site hosting service, a refund is issued and notice is given to the hosted client. However, no more than two refunds will be issued to the same client during a contract period.

Other eCom packages will include: (i) server co-location-$350-$650 per month for dedicated client servers; and (ii) individual business hosting solution sales-$89.95 per month. Additionally, eCom plans to assist companies with the utilization of the concept of satellite sites. A satellite site is a web site similar to a customer's main web site but works more like a direct mail piece to focus on a very targeted audience. By indexing these niche sites which directly point to a customer's main site, the Company believes that its customers will be able to draw more direct traffic to its main site.

Advertising and Promotion

The Company's advertising will focus primarily on the Las Vegas market during product introduction. The Company plans to initially utilize the Las Vegas Review Journal, Nevada Business Journal, Business Press, Las Vegas Chamber of Commerce Business Voice, affiliated web sites, linked web sites, search engine traffic, and direct mail.

Promotional activity will be in the form of the marketing collateral, mouse pads to package purchasing clients and thank you cards. Promotions in conjunction with the Las Vegas Chamber of Commerce, package clients, and a portion of eCom's current clients will be in effect.

Sales

eCom's eventual phone sales representative will be focused on handling each of the product types described above and their perspective target markets.

Database

Additionally, a database of web sites, contacts, past sales and usage will be available for marketing and analysis.

eCom Regional Network Opportunities

The company believes that when there are at least 50 business web sites on its network, eCom will be able to begin to help (cross-sell service) these companies to generate additional revenue by placing banner advertising on the web sites. As business-to-business marketers look for additional avenues of advertising, the Company believes that these smaller niche sites can become a great instrument to carry its message.

Customer and Technical Support

The Company believes that reliable customer and technical support is critical to retaining existing and attracting new customers. The Company plans to achieve a high level of quality, responsiveness and productivity while focusing on developing relationships with customers. At this time, only telephone support during regularly-scheduled business hours and 24 e-mail support will be available.

The Company expects growth to place a significant strain on its managerial, operational, financial and information system resources. The Company expects demand on its network infrastructure, technical staff, and resources to grow rapidly as the Company expands its customer base. There can be no assurance that the Company's infrastructure, information systems, technical staff and resources will be adequate to facilitate the Company's growth.  Presently, The Company's infrastructure can service approximately one-hundred (100) web site clients.

(3) Status of Any Announced New Product or Service

The Company has not announced any recent additions to the existing products and services it currently offers. Additionally, as a development stage company with very little operating history, the Company does not believe that it can accurately announce any status as to its current products or services as well.

(4) Industry Background

Network Infrastructure

The Internet is a collection of computer networks linking millions of public and private computers around the world. Historically, the Internet was used by government agencies and academic institutions to exchange information, public research, and transfer electronic mail. A number of factors, including the interface software and the wide accessibility of an increasingly robust network infrastructure, have combined to allow non-technical users to easily access the Internet and, in turn, have produced rapid growth in the number of Internet users.

The availability of Internet connectivity, advances in technologies required to navigate the Internet, and the proliferation of content and applications available over the Internet have attracted a rapidly growing number of users. Technological advances such as increases in microprocessor speeds, the introduction of innovative software tools and the development of higher bandwidth data networking technology have led to rapid innovation and development of enhanced Internet services.

The rapid development and growth of the Internet has resulted in a highly fragmented industry of over 4,000 national and local ISPs in the United States, with no dominant ISP serving the needs of small and medium sized businesses. The large national ISPs have primarily focused on the large businesses or consumer markets and lack the local presence to provide the customized, hands-on service required by small and medium sized businesses. The Company believes that independent local and regional ISPs generally have been more adept at serving can effectively serve the small and medium sized businesses, and that these ISPs are often the source of innovative Internet products and services.

The Emergence of the Internet

The emergence of the World Wide Web, the graphical, multimedia environment of the Internet, has resulted in the development of the Internet as a new mass communications medium. The ease and speed of publishing, distributing and communicating text, graphics, audio and video over the Internet has led to a proliferation of Internet-based services, including chat, online magazines, news feeds, interactive games and a wealth of educational and entertainment information, as well as to the development of online communities. In addition, the reduced cost of executing transactions over the Internet provides individuals and organizations with a new means to conduct business.

The deregulation of the telecommunications industry and advances in telecommunications technology have significantly increased the attractiveness of providing data communication applications and services over public networks.

Market for Internet Services

Internet connectivity and enhanced Internet services represent two of the fastest growing segments of the telecommunications services market. Businesses are increasingly recognizing that the Internet can significantly enhance communications among geographically distributed offices and employees as well as with customers and suppliers. In addition, the Internet presents a compelling profit opportunity for businesses as it enables them to reduce operating costs, access valuable information and reach new markets. As a result, businesses increasingly are utilizing the Internet for important applications such as sales, customer service and project coordination.

The surge in Internet usage has created a rapidly growing market for Internet services. Industry analysts have reported that small and medium sized businesses represent a potential market of over seven million customers in the US, and use of the Internet by this market segment is expected to grow substantially from its current low level of market penetration. Industry analysts predict that dedicated connections to the Internet for small and medium sized businesses will grow from approximately 90,000 in 1996 to just under 800,000 in 2000, representing a 73% compounded annual growth rate. Small and medium sized businesses generally seek an ISP with locally based personnel who are readily available to respond to technical issues, who can assist in developing and implementing the customer's effective use of the Internet, and with whom they can establish a stable and long-term relationship. The Company believes that the next phase of growth in the Internet services market will require providers to address the needs of business users. Businesses may desire greater attention to detail and an increasing need for customized services. It is important to note that while it may be true that the industry as a whole may or may not continue to grow, there can be no certainty that the Company itself will be successful in participating in this growth. (See Risk Factors.)

(5) Raw Materials and Suppliers

The Company is an internet service provider, web site host and marketing company, and thus does not use raw materials or have any principal suppliers other than its present or future agreements with various low-cost internet service providers whose services and access we resell.

(6) Customers

The Company's focus is to provide reliable and cost efficient internet connectivity and other enhanced, easy-to-use internet services for small to medium-sized businesses. The Company plans to reach these customers via direct mail, telemarketing, seminars, trade shows, the Internet and the referral process. As of March 23, 1999, the Company has generated approximately $3,125.00 in gross revenue. The Company does not anticipate that its revenues will be dependent on any one or even a few major customers.  The company generates approximately $1,200 per month in revenue.

(7) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts

The Company has filed a trade name filing with the Secretary of State of Nevada - eCom.com. Although the Company may file an application for national registry of the internet trade name, there can be no guarantee that the Company will in fact do so prior to an attempt by others to register the same or similar names. While the Company hopes that its first use and registration of the domain name is sufficient to protect its interests, it may be the case that a successful national registry application is requisite to securing the future and/or continued use of the name eCom.  Descriptive site names registered by Network Solutions (one of the government appointed registrars of domains names) and used currently are:  1800e.com, ecom-inter.net, ecominter.net.

Additionally, the Company believes that its success is dependent in part on its technology and its continuing right to use such technology. The Company plans to rely primarily on a combination of copyright, trademark and trade secret laws and contractual restrictions to establish and protect its proprietary rights. There can be no assurance that the steps taken by the Company will be sufficient to prevent misappropriation of its technology and other proprietary rights or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.

Although the Company believes that its products and services do not infringe on any copyright or any other proprietary rights of third parties, there can be no assurance that those parties will not assert that eCom's services infringe their proprietary rights. The Company has no assurance that third parties will not obtain, or do not have, patents covering features of the Company's products, in which event the Company or its customers might be required to obtain licenses to use such features. If a patent holder refuses to grant a license on reasonable terms or at all, the Company may be required to alter certain products or stop marketing them.

(8) Regulation

The Company provides Internet services, in part, through data transmissions over public telephone lines. These transmissions are governed by regulatory policies establishing charges and terms for wire line communications. The Company currently is not subject to direct regulation by any governmental agency, however, other than regulations applicable to businesses in general. However, in the future, the Company could become subject to regulation by the FCC or another regulatory agency as a provider of basic telecommunications services.

(9)Effect of Existing or Probable Government Regulations

Due to the increasing use of the Internet, it is possible that additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, user privacy, pricing and copyright and intellectual property protection and infringement. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes that directly or indirectly affect telecommunications costs, could have an adverse material effect on the Company.

(10) Research and Development Activities

The Company has yet to incur any research and development costs from October 6, 1998 (date of inception) through March 23, 1999. In addition, the Company does not plan to incur any material research and development expenses during the fiscal and calendar year ending December 31, 1999, with respect to its current or future products and services.

(11) Impact of Environmental Laws

The Company is not aware of any federal, state or local environmental laws which would effect its operations.

(12) Employees

The Company presently has three (3) part-time and no (0) full time employees. The Company's future employees will likely act as independent contractors, may not have employment agreements with the Company, and will work on an as-needed basis. Additionally, in order to prudently manage the Company's treasury, the Company does not intend to pay a full salary to any of its executives or management in the immediate future. The Company's employees are currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employees are good.

Item 2. Management's Discussion and Analysis or Plan of Operation

A. Management's Plan of Operation

(1) In its initial approximately nine-month operating period ended June 30, 1999, the Company incurred a net loss of $39,431 for selling, general and administrative expenses related to start-up operations. In addition, the Company has generated very little revenues from operations through June 30, 1999 (approximately $4,835.00).

On October 8, 1998, founding shareholders purchased 3,230,000 shares of the Company's authorized treasury stock for cash. Additionally, on February 1, 1999, the Company completed a direct public offering of 207,450 shares of the Common Stock of the Company to approximately fifty-seven (57) unaffiliated shareholders. This offering was made in reliance upon an exemption from the registration provisions of Section 4(2) of the Securities Act of 1993 (the "Act"), as amended, pursuant to Regulation D, Rule 504 of the Act.

On May 3, 1999, pursuant to Regulation D, Rule 504, of the Securities Act of 1933 as amended, the Company sold to an unaffiliated shareholder of record 1,000,000 Shares of Common Stock for cash at a price of $.01 per share for a total amount raised of $10,000.00.

On May 3, 1999, the Company issued 1,000,000 Shares of Common Stock to a Director in exchange for services worth $10,000.00 at the rate of $0.01.

As of the date of this filing, the Company has approximately five million four-hundred thirty-seven thousand four-hundred and fifty (5,437,450) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately fifty-nine (59) shareholders of record. Management anticipates that the proceeds from financing transactions delineated above will be sufficient to provide for the Company's capital needs for the next approximately three (3) to six (6) months.

In addition, management of the Company believes that the need for additional capital going forward will be derived somewhat from internal revenues and earnings generated from the sale of its products and services. If the Company is unable to begin to generate more revenues from its current products and services than it has to date, however, management believes the Company will need to raise additional funds to meet its cash requirements. In the mean time, management of the Company plans to advance funds to the Company on an as-needed basis although there are no definitive or legally binding arrangements to do so. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

The Company believes that its initial revenues will be primarily dependent upon the number of customers it has, the number of web sites that it hosts, and the marketing-related products and services each of those customers currently purchases from eCom.

Realization of significant sales of the Company's products and services during the fiscal year ending December 31, 1999 is vital to its plan of operations. To this end, management is currently executing its strategy as previously delineated in this Registration Statement.

The Company is beginning to meet costs after an initial build-up of equipment, software and personnel. Because costs will remain relatively the same for the first 100 web sites, we anticipate being able to achieve earnings and profit in the next year. The Company's strategy is being executed via marketing efforts aimed at larger organizations including the Las Vegas Chamber of Commerce and non-profit sites. The thirteen different marketing web sites we use to market our services now our advertising icon placed on them. Finally, we have successfully implemented our link marketing with sites such as http://ww w.searchnevada.com and nevada-e.com.

Costs to implement to implement the marketing strategy include outside salespeople, printing and in-bound support. Estimated for the next year would be approximately $75,000.

(2) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(3) Management believes that the Company's future growth and success will be largely dependent on its ability to expand its customer base, convince its existing and future customer base to purchase the Company's marketing-oriented products and services that help to market and promote a customer's web site, develop additional product and service offerings that will expand the Company's revenue base, and deepen and broaden eCom's market presence by acquiring or partnering with other business-focused ISP's.

The Company has yet to incur any research and development costs from October 6, 1998 (date of inception) through June 30, 1999, and the Company does not expect to incur any significant research and development expenses during the fiscal year ending December 31, 1999.

(4) The Company currently does not expect to purchase or sell any of its facilities or equipment.

(5) Management anticipates that it will hire and add full time employees over the next twelve (12) months.

(6) There are no definitive or legally binding arrangements for management to provide liquidity now or in the future for the Company. There are likewise, no such arrangements with any other parties.

(7) YEAR 2000

The Year 2000 issue is actually a combination of several issues -- the ability of computers and other equipment to, among other things: Accurately recognize a particular year represented in two digits (for example, to correctly determine that the '01 stored in a computer refers to 2001 rather than 1901); Make accurate leap year calculations; Accurately distinguish special programming meanings for certain dates ("9/9/99" for example); and Correctly use historical database information that crosses the 1/1/2000 boundary. The problem began in the early days of computer programming when, in order to save time, computing memory and money, computer programmers created computer programs that used only the last two digits of the year. While this approach may have saved time and money in the short term, few expected these computer programming conventions to continue 20, 30, or more years into the future and past the Year 2000. Companies using computers, software and other equipment with date-sensitive computer code must now (wherever feasible) check these items for potential Year 2000 problems. Products and services provided by outside vendors and suppliers must also be evaluated in addition to the company's internal computer hardware and software.

Although the Company's customer network, provisioning and billing systems are based primarily upon new technologies and systems developed within the past five years, the Company has never viewed this as a guarantee of immunity against the millennium "bug." The Company has developed Year 2000 compliance systems that Management believes are sufficient for industry standards. Compliance efforts at this point are limited to the purchase and use of newer hardware and software systems which have been designed to minimize Year 2000 issues. The Company is committed to reviewing all new and existing mission-critical and business-critical systems and applications, including those supplied by third party vendors and partners. Additionally, The Company' Management is working with experienced Year 2000 consultants on addressing the Year 2000 challenge.

In general, a system, application, product or service is Y2K compliant if, when used in accordance with its associated documentation, it correctly and accurately processes, provides, and receives date data within and between the 20th and 21st centuries including leap years and special date values customarily used in computer software, such as 9/9/99, provided that all other products used in combination with it (e.g., hardware, software and firmware) properly exchange date data with that item.

The Company's senior management, and consultant experts are responsible for successful completion testing for Year 2000 issues and the timely implementation of any necessary Year 2000 solutions.

While most if not all of the hardware and software components of the Company's systems are relatively new and most likely immune to any Year 2000 problems, we are working to retire, replace, or remediate in-house systems and applications with date-related issues, and to turn these over for testing for validation and internal Year 2000 certification. Both the Company-owned, and vendor-supplied systems will be reviewed although at this point only the Company's systems have been analyzed.

The Company intends on contacting existing vendors and suppliers to obtain statements of compliance based upon Year 2000 Compliance Standards. Non-compliant vendor products are being retired, replaced, or upgraded as needed to meet Year 2000 requirements. The Company may begin to request as necessary, that new or prospective vendors and suppliers provide reasonable assurances that their hardware and software is Year 2000 compliant. In the event that a vendor or supplier is not able to provide such assurance, The Company may obtain service from an alternate vendor or supplier who can give such assurances. As of this date, the Company has not yet contacted vendors or third parties to ensure such compliance.

The Company is considering contingency plans in all key business areas for potential Year 2000 problems. Contingency plans cover major business processes, including operation of the Company network, customer billing, and other mission and business-critical operations. At this point in time however no such contingency plans are in effect or in place. We have budgeted for a contingency of $5,000 for miscellaneous items.

The Company does not anticipate that the Year 2000 will cause disruption in its ability to provide service. However, if failures do occur, we may hire additional staff to invoke Year 2000 solutions for unanticipated issues. Notwithstanding the Company's assessment that Year 2000 issues have been properly addressed, such problems may in fact arise and substantially jeopardize the Company's capacity to continue to provide adequate service for its customers.

A worst case scenario in the event of a Year 2000 issue would involve "malfunctioning" or interrupted service. In such a case, we would redirect our sites to our local loop provider in town (NextLink). If the outage affected more than Las Vegas we would work diligently to host the sites with other providers.

The Company does not anticipate charging customers a fee related to its efforts to achieve Year 2000 compliance. The Company's customers, of course, should take responsibility for Year 2000 compatibility of customer provided equipment.

B. Segment Data

As of June 30, 1999, the Company has generated approximately $4,835.00 in total sales revenue. Because one hundred percent (100%) of these revenues were generated from the web site hosting and related marketing services performed by the Company, no table showing percentage breakdown of revenue by business segment or product/service line is included.

Item 3. Description of Property

A. Description of Property

The Company's corporate headquarters are located at 1617 Cimarron Crest Ste. 1, Las Vegas, Nevada 89144. These facilities consist of approximately 1,000 square feet of standard office space. The Company has no additional facilities, and these facilities are provided by an officer and director of the Company at no cost to the Company.

There are currently no proposed programs for the renovation, improvement or development of the properties currently utilized by the Company.

A. Investment Policies

Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4. Security Ownership of Management and Certain Security Holders

A. Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

Title of Class	Name and Address of Beneficial Owner of Shares	Position	Amount of Shares Held by owner	Percent of Class
Common	Bert K. Blevins III(1)	Chairman; CEO; President; Secretary; Treasurer	1,615,000	46.98%
Common	Campbell Mello Associates, Inc. (2)	N/A	1,615,000	46.98%
Common	Anthony M. Mello*	N/A	1,615,000	46.98%
Common	All Officers and Directors as a Group		1,615,000	46.98%

(1) c/o eCom Corporation, 1617 Cimarron Crest Ste.1, Las Vegas, Nevada 89144.

(2) 3110 S. Valley View Suite 105, Las Vegas, NV 89102.

* The majority shareholder and sole principal of Campbell Mello Associates, Inc. is Anthony M. Mello III. All shares owned by Campbell Mello Associates, Inc. are attributable to Mr. Mello.

 B. Persons Sharing Ownership of Control of Shares

No person other than Bert K. Blevins III and Anthony M. Mello III owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C. Non-voting Securities and Principal Holders Thereof

The Company has not issued any non-voting securities.

D. Options, Warrants and Rights

There are no options, warrants or rights to purchase securities of the Company.

E. Parents of the Issuer

Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of an issuers common stock, the Company has no parents.

Item 5. Directors, Executive Officers and Significant Employees

A. Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:

Name	Age	Position
Bert K. Blevins	28	Chairman; CEO; President; Secretary; Treasurer

 B. Work Experience

Bert K. Blevins III, President, CEO, Treasurer, Secretary, Chairman and Sole Director - Mr. Blevins brings Internet, technical and, marketing expertise and leadership to the Company. Prior to starting eCom Corporation he consulted as a web page designer and marketer mostly for companies through-out Las Vegas. Prior to developing websites as a consultant, he worked for HarteHanks Direct Marketing as the marketing coordinator. Mr. Blevins received his degree from Western Kentucky University in advertising. He is also currently the President of Janeva Corporation ("Janeva") and has been working exclusively in developing marketing applications for the online community for the past twenty-four (24) months. He has developed strategic alliances with other media outlets such as the Nevada Business Journal, Passkey Systems, Vegas.com operated by the Las Vegas daily paper the Sun, and KNUU a business talk radio station. Mr. Blevins also managed to secure the Las Vegas Chamber of Commerce (the 7th largest chamber of commerce in the nation) as an eCom customer as well as Kenny Guinn's, the governor of Nevada, campaign website. Prior to founding Janeva Corporation, Mr. Blevins was the marketing coordinator for Harte-Hanks Direct Marketing in Cincinnati, Ohio. He started as an account executive handling the day to day coordination and management of national accounts such as: Matchmaker International, Waccamaw Pottery, Wolohan Lumber, Scotty's Lumber, and Cellular One. Mr. Blevins created electronic marketing applications and multimedia presentations internally for sales, training, corporate meetings as well as externally for companies such as the GAP and its subsidiary, Banana Republic. Mr. Blevins created corporate multimedia presentations for the CEO, CIO and COO for Harte-Hanks. Also at Harte-Hanks, Mr. Blevins developed the internal marketing database for the more than 200 employee-sales organization. This database was the first full scale marketing database marketing training program for Harte-Hanks, and Mr. Blevins was in charge of all of the collateral for the implementation as well. Mr. Blevins has executed over 20 business-to-business direct mail campaigns with Harte-Hanks.

Mr. Blevins received his management training from Organizational Dynamics International, a leading management training corporation based in Burlington, MA, as a Quality Action Team Facilitator and with Quality Management Skills. In addition, he received consultative sales training from the Consulting Group in Westport, Connecticut. Before working with Harte-Hanks, Mr. Blevins attended Western Kentucky University (WKU) as an Honor Student and studied advertising in the country's leading School of Journalism. His minors were marketing and mass communication with an emphasis in law. While attending WKU, Mr. Blevins was President and Vice President of Delta Tau Delta Fraternity; Vice President of Student Government; Treasurer for the exclusive SpiritMasters (School Ambassadors and Recruiters); and Public Relations for WKU's Interfraternity Council.

Mr. Blevins shall serve as director for a term of one year at which time an election shall be held by the shareholders to appoint a successor or re-appoint Mr. Blevins.

C. Family Relationships

None - Not Applicable.

D. Involvement on Certain Material Legal Proceedings During the Last Five Years

(1) No current or pending litigation, and no claims or counterclaims involving the Company as a plaintiff or a defendant exist.

(2) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(3) No director, officer, control shareholder, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer, control shareholder or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6. Executive Compensation

Remuneration of Directors and Executive Officers

The Company does not currently have employment agreements with its executive officers but expects to sign employment agreements with each in the next approximately six (6) months. All executive officers of the Company prior to March 23, 1999 did not draw a salary from the Company. Over the next twelve months, however, each executive officer is not expected to draw the following annual compensation. The Company does not currently have a stock option plan a salary or significant compensation.

(1)Name of Individual or Identity of Group	Capacities in Which Remuneration was Recorded	Annual Compensation
Bert K. Blevins, III	President, CEO, Secretary, and Treasurer	*$794.88 Key-man and Term Life Insurance Annualized Premium. ($66.24/ month)

 (2) Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for the period from October 6, 1998 to March 23, 1999 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only director is its only current executive officer who is expected to draw a salary for the management of the Company.

Item 7. Certain Relationships and Related Transactions

eCom Corporation is a 1998-incorporated company and has conducted limited business transactions to date. Prior to this Registration Statement, the Company has relied primarily upon founders and initial shareholders of the Company as its sole source of capital and liquidity.

Because of the development stage nature of the Company and its relatively recent inception, October 6, 1998, the Company has no other relationships or transactions to disclose.

Part II

Item 1. Legal Proceedings

The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 2. Market for Common Equity and Related Stockholder Matters

A. Market Information

(1) The common stock of the Company is currently not traded on the "Pink Sheets" or the OTC Bulletin Board or any other formal or national securities exchange. Being a start-up company, there is no fiscal history to disclose. No market presently exists for the purchase and/or sale of the Company's stock.

(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock.

(ii) There is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B. Holders

As of the date of this Registration Statement, the Company had approximately 59 of record.

C. Dividend Policy

The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D. Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

 E. Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 3. Recent Sale of Unregistered Securities

On February 1, 1999, the Company completed a direct public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504, of the Securities Act of 1933, as amended, whereby it sold 207,450 shares of the Common Stock of the Company to 57 unaffiliated shareholders of record. The purchase price of the shares for each shareholder was $0.10 or ten cents. The Company filed an original Form D with the Securities and Exchange Commission on or about December 15, 1998, and an amended, final Form D with the Securities and Exchange Commission on or about February 15, 1999. As of the date of this Registration Statement, the Company has 3,437,450 shares of common stock issued and outstanding held by 59 shareholders of record.  Mr. Anthony Mello and Mr. Bert Blevins on May 1st acquired 1,000,000 shares a piece at price of $0.01 per share for a total capital investment of $20,000.

Item 4. Description of Securities

A. Common Stock

(1) Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncummulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - No sinking fund provisions exist.

viii. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

(2) Potential Liabilities of Common Stockholders to State and Local Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statues. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B. Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

C. Other Securities To Be Registered

The Company is not registering any security other than its common stock.

Item 5. Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

The Articles of Incorporation of the Company further states that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part F/S

Item 1. Financial Statements

The following documents are filed as part of this report:

b) Interim Financial Statements are not provided at this time as they are not applicable at this time

c) Financial Statements of Businesses Acquired or to be Acquired are not provided at this time as they are not applicable at this time

d) Pro-forma Financial Information is not provided at this time as it is not applicable at this time

Item 2. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None -- Not Applicable.

James E. Slayton, CPA

3867 West Market Street

Suite 208

Akron, Ohio 44333

INDEPENDENT AUDITORS' REPORT

July 7, 1999

Board of Directors

eCom Corporation (The Company)

Las Vegas, Nevada 89102

I have audited the Balance Sheet of eCom Corporation (A Development Stage Company), as of December 31, 1998 and March 23, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period October 6, 1998 (Date of Inception) to December 31, 1998 and the period ended March 23, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eCom Corporation, (A Development Stage Company), at December 31, 1998 and March 23, 1999, and the results of its operations and cash flows for (1) the period October 6, 1998 (Date of Inception) to December 31, 1998; (2) the period ended March 23, 1999; and (3) the cumulative period October 6, 1998 (Date of Inception) to March 23, 1999, in conformity with generally accepted accounting principles.

 The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, The Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/James E. Slayton, CPA

Ohio License ID# 04-1-15582

eCom Corporation

(A Development Stage Company)

BALANCE SHEET AS AT

December 31, 1998 and March 23, 1999

ASSETS
	March 23, 1999	December 31, 1998
CURRENT ASSETS
Cash	11,842.00	3,981.00
Accounts Receivable	2,760.00	0.00
Other Current Assets	0.00	0.00
Total Current Assets	14,602.00	3,981.00
PROPERTY AND EQUIPMENT
Property and Equipment	0.00	0.00
Total Property and Equipment	0.00	0.00
OTHER ASSETS
Organization Costs net of Amortization	265.00	280.00
Total Other Assets	265.00	280.00
TOTAL ASSETS	14,867.00	4,261.00
LIABILITIES & EQUITY
CURRENT LIABILITIES	0.00	0.00
Accounts Payable	0.00	0.00
Total Current Liabilities	0.00	0.00
OTHER LIABILITIES
Due to Shareholder	0.00	0.00
Total Other Liabilities	0.00	0.00
Total Liabilities	0.00	0.00
EQUITY
Capital Stock	3,437.00	3,230.00
Additional Paid in Capital	23,308.00	2,770.00
Donated Capital	0.00	0.00
Retained Earnings or (Deficit accumulated during development stage)	(11,878.00)	(1,739.00)
Total Stockholders' Equity	14,867.00	4,261.00
TOTAL LIABILITIES & OWNER'S EQUITY	14,867.00	4,261.00

See accompanying notes to financial statements

eCom Corporation

(A Development Stage Company)

STATEMENT OF OPERATIONS FOR PERIOD

October 6, 1998 (Date of Inception) to December 31, 1998

and the Period ended March 23, 1999

	October 6,1998 (Date of Inception) To March 23, 1999	March 1 1999	December 31 1998
REVENUE
Services	3,125.00	3,125.00	0.00
COSTS AND EXPENSES
Selling, General and Administrative	14,973.00	13,249.00	1,739.00
Amortization of Organization Costs	30.00	15.00	15.00
Total Costs and Expenses	15,003.00	13,249.00	1,739.00
Net Ordinary Income or (Loss)	(11,878.00)	(10,139.00)	(1,739.00)
Weighted average number of common shares outstanding	3,437,450	3,437,450	3,437,450
Net Loss Per Share	-0.003	-0.003	-0.001

See accompanying notes to financial statements

eCom Corporation

(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR PERIOD

October 6, 1998 (Date of Inception) to December 31, 1998 and the Period ended March 23, 1999

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
	Common Stock		Additional Paid in Capital	Donated Capital	Deficit Accumulated During Development Stage	Total Stockholder Equity
	Shares	Amount
October 8, 1998 Issued for cash	3,230,000	3,230.00	2,700.00			6,000.00
Net loss October 6, 1998 (Inception) to December 31, 1998					(1,739.00)	(1,739.00)
Balances as at December 31, 1998	3,230,000	3,230.00	2,770.00	0.00	(1,739.00)	4,261.00
February 1, 1999 Issued for cash	207,450	207.45	20,537.55			20,745.00
Net loss January 1, 1999 to March 23, 1999					(10,139.00)	(10,139.00)
Balances as at March 23, 1999	3,437,450	3,347.45	23,307.55	0.00	(11,878.00)	14,867.00

See accompanying notes to financial statements

eCom Corporation

(A Development Stage Company)

STATEMENT OF CASH FLOWS FOR PERIOD

October 6, 1998 (Date of Inception) to December 31, 1998

and the Period ended March 23, 1999

	October 6,1998 (Date of Inception) to March 23, 1999	March 23 1999	December 31 1998
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from customers	365.00	365.00	0.00

Cash paid to suppliers and employees	14,973.00	13,249.00	1,724.00

Net Cash flow
provided by Operating Activities	(14,608.00)	(12,884.00)	(1,724.00)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	0.00	0.00	0.00

Net Cash used by investing activities	0.00	0.00	0.00

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock	26,745.00	20,745.00	6,000.00

Cash paid for organizational costs	295.00	0.00	295.00

Net cash provided by financing activities	26,450.00	20,745.00	5,705.00

Net increase (decrease) in cash	11,842.00	7,861.00	3,981.00
Balance as at end of period	11,842.00	11,842.00	3,981.00

See accompanying notes to financial statements

eCom Corporation
(A Development Stage Company)

BALANCE SHEET AS AT JUNE 30, 1999 AND MARCH 23, 1999

(unaudited)

	June 30 1999	March 23 1999
ASSETS
CURRENT ASSETS
Cash	7,063.26	11,842.00
Accounts Receivable	0.00	2,760.00
Other Current Assets	0.00	0.00
Total Current Assets	7,063.26	14,602.00
PROPERTY AND EQUIPMENT	0.00	0.00
OTHER ASSETS
Organization Costs net of Amortization	250.75	265.00
Total Other Assets	250.75	265.00
TOTAL ASSETS	7,314.01	14,867.00
LIABILITIES & EQUITY
CURRENT LIABILITIES
Accounts Payable	0.00	0.00
Total Current Liabilities	0.00	0.00
OTHER LIABILITIES	0.00	0.00
EQUITY
Capital Stock	5,437.00	3,437.00
Additional Paid in Capital	41,308.00	23,308.00
Deficit Accumulated During Development Stage	(39,430.99)	(11,878.00)
Total Stockholders' Equity	7,314.01	14,867.00
TOTAL LIABILITIES & OWNER'S EQUITY	7,314.01	14,867.00

See accompanying notes to financial statements

eCom Corporation
(A Development Stage Company)

STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDING JUNE 30, 1999 AND THE PERIOD FROM OCTOBER 6, 1998 (DATE OF INCEPTION) TO MARCH 23, 1999

(unaudited)

	Three Months ending June 30, 1999	October 6, 1998 to March 23, 1999
REVENUE
Services	1,710.00	3,125.00
COSTS AND EXPENSES
Selling, General and Administrative	25,543.80	14,973.00
Amortization of Organization Costs	14.75	30.00
Total Costs and Expenses	25,558.55	15,003.00
Net Ordinary Income or (Loss)	(23,848.55)	(11,878.00)
Weighted average number of common shares outstanding	4,734,153	3,437,450
Net Loss Per Share	(0.005)	(0.003)

See accompanying notes to financial statements

eCom Corporation
(A Development Stage Company)

STATEMENT OF STOCKHOLDER'S EQUITY FOR THE PERIOD FROM APRIL 1, 1999 THROUGH JUNE 30, 1999

(unaudited)

	Common Stock		Additional Paid-In Capital	Donated Capital	Deficit Accumulated During Development Stage	Total Stockholders' Equity
	Shares	Amount
Balances as at April 1, 1999	3,437,450	3,437.45	23,307.55	0.00	(15,582.44)	11,162.56
Common shares sold for cash at $0.01 per share on May 3, 1999	1,000,000	1,000.00	9,000.00			10,000.00
Common shares exchanged for services provided at $0.01 per share on May 3, 1999	1,000,000	1,000.00	9,000.00			10,000.00
Net Loss April 1, 1999 to June 30, 1999					(23,848.55)	(23,848.55)
Balances as at June 30, 1999	5,437,450	5,437.45	41,307.55	0.00	(39,430.99)	7,314.01

See accompanying notes to financial statements

eCom Corporation
(A Development Stage Company)

STATEMENT OF CASH FLOWS FOR THE THREE MONTHS ENDING JUNE 30, 1999 AND THE PERIOD FROM OCTOBER 6, 1998 (DATE OF INCEPTION) TO MARCH 23, 1999

(unaudited)

	Three Months ending June 30, 1999	October 6, 1998 to March 23, 1999
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from customers	1,710.00	365.00
Cash paid to suppliers and employees	15,543.80	14,973.00
Net Cash flow provided by Operating Activities	(13,833.80)	(14,608.00)
CASH FLOWS FROM INVESTING ACTIVITIES	0.00	0.00
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock	10,000.00	26,745.00
Cash disbursed for organization costs	0.00	295.00
Net cash provided by financing activities	0.00	26,450.00
Net increase (decrease) in cash	(3,833.80)	11,842.00
Cash and cash equivalents, beginning of period	10,897.06	0.00
Cash and cash equivalents, end of period	7,063.26	11,842.00

See accompanying notes to financial statements

eCom Corporation

Notes to Financial Statements

NOTE 1- HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized October 6, 1998 under the laws of the State of Nevada, as eCom Corporation. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

On October 8, 1998, the Company issued 3,230,000 Shares of its $0.001 par value common stock for cash of $6,000.00.

On February 1, 1999, the Company completed a public offering that was exempt from federal regulation pursuant to Regulation D, Rule 504 of the Securities Act of 1933 as amended, and exemptions from state registration pursuant to various state security transactional exemptions. The Company sold 207,450 Shares of Common Stock at a price of $.10 per share for a total amount raised of $20,745.00.

On May 3, 1999, pursuant to Regulation D, Rule 504 of the Securities Act of 1933 as amended, the Company sold 1,000,000 Shares of Common Stock for cash at a price of $.01 per share for a total amount raised of $10,000.00.

On May 3, 1999, the Company issued 1,000,000 Shares of Common Stock to a Director in exchange for services worth $10,000.00 at the rate of $0.01.

NOTE 2- ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

1.The Company uses the accrual method of accounting.

2.The cost of organization, $295.00, is being amortized over a period of 60 months (October 6, 1998 through October 5, 2003).

3.Earnings per share is computed using the weighted average number of shares of common stock outstanding.

4.The company uses the accrual basis of accounting for revenue recognition.

Revenue is recognized:

a) Once delivery is made.

b) Collection is deemed probable.

c) Persuasive evidence that an agreement or arrangement exists per the company's business practices.

d) When the company's fee is fixed.

5.The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

6.The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of depreciation.

7.The Company experienced losses for its first fiscal tax year. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued.

8.The Company's fiscal year end is December 31.

NOTE 3- GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations. Without the realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a private offering of its securities once it gets listed on the NQB's "Pink Sheets" or the OTC-BB.

NOTE 4- RELATED PARTY TRANSACTION

The Company does not lease or rent any property. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5- WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

Part III

Item 1.Index to Exhibits (Pursuant to Item 601 of Regulation SB)
Exhibit Number	Name and/or Identification of Exhibit
1	Underwriting Agreement
Not applicable
2	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession
Not applicable
3	Articles of Incorporation & By-Laws
a	Articles of Incorporation of the Company filed October 6, 1998
b	By-Laws of the Company adopted October 8, 1998
4	Instruments Defining the Rights of Security Holders
No instruments other than those included in Exhibit 3
5	Opinion on Legality
Not applicable
6	No Exhibit Required
Not applicable
7	Opinion on Liquidation Preference
Not applicable
8	Opinion on Tax Matters
Not applicable
9	Voting Trust Agreement and Amendments
Not applicable
10	Material Contracts
None - Not applicable

11	Statement Re Computation of Per Share Earnings
Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements
12	No Exhibit Required
Not applicable
13	Annual or Quarterly Reports - Form 10-Q
Not applicable
14	Material Foreign Patents
None. Not applicable
15	Letter on Unaudited Interim Financial Information
Not applicable
16	Letter on Change in Certifying Accountant
Not applicable
17	Letter on Director Resignation
Not applicable
18	Letter on Change in Accounting Principles
Not applicable
19	Reports Furnished to Security Holders
Not applicable
20	Other Documents or Statements to Security Holders
None - Not applicable
21	Subsidiaries of Small Business Issuer
None - Not applicable
22	Published Report Regarding Matters Submitted to Vote of Security Holders
Not applicable
23	Consent of Experts and Counsel
Consents of independent public accountants
24	Power of Attorney
Not applicable
25	Statement of Eligibility of Trustee
Not applicable
26	Invitations for Competitive Bids
Not applicable
27	Financial Data Schedule
Financial Data Schedule of eCom Corp, ending March 23, 1999
28	Information from Reports Furnished to State Insurance Regulatory Authorities
Not applicable
29	Additional Exhibits
Not Applicable

Item 2.Description of Exhibits
Exhibit Number	Name and/or Identification of Exhibit
1	Underwriting Agreement
Not applicable
2	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession
Not applicable
3	Articles of Incorporation & By-Laws
a	Articles of Incorporation of the Company filed October 6, 1998
b	By-Laws of the Company adopted October 8, 1998
4	Instruments Defining the Rights of Security Holders
No instruments other than those included in Exhibit 3
5	Opinion on Legality
Not applicable
6	No Exhibit Required
Not applicable
7	Opinion on Liquidation Preference
Not applicable
8	Opinion on Tax Matters
Not applicable
9	Voting Trust Agreement and Amendments
Not applicable
10	Material Contracts
None - Not Applicable

11	Statement Re Computation of Per Share Earnings
Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements
12	No Exhibit Required
Not applicable
13	Annual or Quarterly Reports - Form 10-Q
Not applicable
14	Material Foreign Patents
None. Not applicable
15	Letter on Unaudited Interim Financial Information
Not applicable
16	Letter on Change in Certifying Accountant
Not applicable
17	Letter on Director Resignation
Not applicable
18	Letter on Change in Accounting Principles
Not applicable
19	Reports Furnished to Security Holders
Not applicable
20	Other Documents or Statements to Security Holders
None - Not applicable
21	Subsidiaries of Small Business Issuer
None - Not applicable
22	Published Report Regarding Matters Submitted to Vote of Security Holders
Not applicable
23	Consent of Experts and Counsel
Consents of independent public accountants
24	Power of Attorney
Not applicable
25	Statement of Eligibility of Trustee
Not applicable
26	Invitations for Competitive Bids
Not applicable
27	Financial Data Schedule
Financial Data Schedule of eCom Corp, ending March 23, 1999
28	Information from Reports Furnished to State Insurance Regulatory Authorities
Not applicable
29	Additional Exhibits
Not Applicable

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

_____________________________eCom Corporation______________________________

(Registrant)

Date: May 12, 1999_________

By: /s/ Bert K. Blevins III__________________

Bert K. Blevins III, Chairman of the Board, President and Chief Executive Officer